Exhibit 99.1

Freeline Initiates Dosing of Second Cohort in B-LIEVE Dose Confirmation Trial

of FLT180a in Hemophilia B

Initial cohort one data suggest predictable and sustained Factor IX normalization, supporting additional dosing at the same low dose with the same optimized, prophylactic immune management regimen

Cohort one efficacy and safety data to be presented at ISTH Congress in July

Start-up activities for pivotal Phase 3 trial on track to begin in H1 2023

LONDON, June 14, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced that it has begun dosing the second cohort in its Phase 1/2 B-LIEVE dose confirmation trial of FLT180a in people with hemophilia B. Based on the strength of the data from cohort one and consistent with the advice of an Independent Data Monitoring Committee, patients in cohort two will receive the same low dose (7.7e11 vg/kg) of FLT180a and optimized prophylactic immune management regimen that were used in the first cohort. Dosing of the first cohort was completed in April and initial data from that cohort will be presented at the International Society on Thrombosis and Haemostasis (ISTH) Congress being held July 9-13, 2022 in London, UK.

“The ultimate promise of gene therapy is a functional cure,” said Pamela Foulds, MD, Chief Medical Officer of Freeline. “The initial data from the first B-LIEVE cohort enhance our confidence that a low, one-time dose of FLT180a with a short, prophylactic immune management regimen has the potential to provide a functional cure to people with hemophilia B by delivering predictable and sustained FIX normalization together with a good safety profile. The data also provide confidence in the dosing for our pivotal Phase 3 trial, which we anticipate beginning in 2023 as planned.”

“Our goal is to provide transformative and durable one-time treatments to people with severe chronic diseases. We are working with urgency to advance our therapeutic candidates and are focused on finding the most effective way of bringing them to patients,” said Michael Parini, Chief Executive Officer of Freeline. “FLT180a is on track to deliver proof of concept that our gene therapies have the potential to achieve our goal. We continue to believe that executing in the clinic together with financial discipline and operational excellence will demonstrate Freeline’s value for patients, potential partners and investors alike.”

Freeline plans to report updated B-LIEVE data in the second half of 2022 and the first half of 2023, and initiate Phase 3 start-up activities in the first half of 2023. In parallel, the long-term follow-up of the B‑AMAZE dose-finding trial continues to support the company’s belief in the potential of FLT180a to provide a functional cure to people with hemophilia B. In market research, physicians ranked predictable and durable Factor IX level normalization as the preferred attributes of an AAV-based gene therapy so that eligible patients can be free of bleeds.

About the B-LIEVE Dose Confirmation Trial

B-LIEVE is a Phase 1/2 dose confirmation trial of FLT180a manufactured at commercial scale using a short course of prophylactic immune management with the goal of normalizing FIX levels in patients with severe and moderately severe hemophilia B. The starting dose of 7.7e11 vg/kg was selected based on the results of the Phase 1/2 B-AMAZE dose-finding trial and multiple modeling approaches. Freeline expects the B-LIEVE trial to finalize a dose for the pivotal Phase 3 trial intended to consistently enable predictable and sustained Factor IX (FIX) expression in the normal range for people with hemophilia B.

About FLT180a for People with Hemophilia B

Freeline’s FLT180a candidiate uses a potent, rationally designed AAVS3 capsid containing an expression cassette encoding a gain of function Padua variant of human Factor IX (FIX). FLT180a has been studied in B-AMAZE, a Phase 1/2 dose-finding trial in patients with severe and moderately severe hemophilia B with the goal of normalizing FIX activity in patients with moderate and severe hemophilia B. Patients treated in B-AMAZE are being followed in a long-term follow-up study. A Phase 1/2 dose-confirmation trial of FLT180a called B-LIEVE to finalize a dose for a Phase 3 pivotal trial is in progress.

About Hemophilia B

Hemophilia B is a rare, debilitating, hereditary bleeding disorder caused by a defect in the coagulation Factor IX (FIX) gene. Hemophilia B is linked to the X chromosome and mainly affects boys and men; however, women who carry an affected copy of the coagulation factor gene may also experience symptoms. Hemophilia B is classified as mild, moderate or severe, depending on the level of FIX in the blood, and is diagnosed through blood tests. The 2020 Annual Global Survey by the World Federation of Hemophilia estimates that there are approximately 15,000 patients with hemophilia B in the United States, Europe and Japan. A meta-analysis using national registries in Australia, Canada, France, Italy, New Zealand and the UK estimated a prevalence in males of 3.8 in 100,000 or approximately 1 in 30,000.1

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company’s integrated gene therapy platform includes in-house capabilities in research, clinical development and commercialization. The company has clinical programs in hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the timing, progress and results of the Company’s Phase 1/2 B-LIEVE dose confirmation clinical trial of FLT180a and data readouts from that trial, whether a dose of 7.7e11 vg/kg will be successful in preserving FIX activity levels in the normal range, and the timing of the Company’s planned pivotal Phase 3 clinical trial of FLT180a or the dose level to be used in such trial. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

investor@freeline.life

References

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1 Iorio A et al. Annals of Internal Medicine 2019;171(8):540-7